Exhibit 3(i).3

                              AMENDED AND RESTATED
                          ARTICLES OF INCORPORATION OF
                     VIDEO INTERNET BROADCASTING CORPORATION

                  ARTICLE I. NAME; REGISTERED OFFICE AND AGENT

         The name of this corporation shall be Video Internet Broadcasting Corporation (the "Corporation"). The registered office of the Corporation shall be at 19110 66th Avenue South, #G-105, Kent, Washington 98032, and its registered agent at such address is W. Kelly Ryan.

                               ARTICLE II PURPOSE

         The Corporation shall have the power to engage in and carry on any lawful business or trade and exercise all powers granted to a corporation formed under the Washington Business Corporation Act, Title 23B of the Revised Code of Washington (the "Washington Act"), including any amendments thereto or successor statute that may hereinafter be enacted.

                               ARTICLE III. SHARES

         Section 3.1. AUTHORIZED CAPITAL

         The Corporation is authorized to issue two classes of capital stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock that the Corporation shall have authority to issue is fifty million (50,000,000), consisting of thirty million (30,000,000) shares of Common Stock, $0.001 par value per share, and twenty million (20,000,000) shares of Preferred Stock, $0.001 par value per share. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of three hundred one thousand (301,000) shares.

         Section 3.2.  ISSUANCE OF PREFERRED STOCK IN SERIES

         The undesignated Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), as determined from time to time by the Board of Directors of the Corporation (the "Board of Directors") and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine and to amend, subject to these provisions, the designation, preferences, limitations, and relative rights of the shares of any series that is wholly unissued or to be established. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.